UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-24268

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q

[ ] Form N-SAR

For Period Ended: December 31, 2012

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________.

PART I

REGISTRANT INFORMATION

Full name of registrant PLYMOUTH OPPORTUNITY REIT, INC.

Former name if applicable ___________________________________

Address of principal executive office Two Liberty Square, 10th Floor_

City, state and zip code    Boston, Massachusetts 02109

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Plymouth Opportunity REIT, Inc. (the "Registrant") is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2012 ( the "Form 10-K") due to financial uncertainties that remain as of the due date for the Form 10-K.  These uncertainties center on certain liquidity issues and there exists a substantial doubt about the Registrant’s ability to continue as a going concern.  Management of the Registrant has determined that the Registrant is unable to file the Form 10-K within the prescribed time period because management needs additional time to accurately assess the Registrant’s liquidity needs. Subject to the resolution of these uncertainties, the Registrant undertakes to file the Form 10-K no later than 15 days after its original prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jeffrey E. Witherell	617	340-3814
(Name)	(Area Code)	(Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [x] No

PLYMOUTH OPPORTUNITY REIT, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2013	By:	/s/ Jeffrey E. Witherell
Jeffrey E. Witherell
Chief Executive Officer